UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6–K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of April, 2018

Commission File Number 001-31583

NAM TAI PROPERTY INC.

(Translation of registrant’s name into English)

Namtai Industrial Estate

No. 2 Namtai Road, Gushu Community, Xixiang Township

Baoan District, Shenzhen City, Guangdong Province

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒             Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes   ☐     No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b); 82-.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAM TAI PROPERTY INC.

Date: April 30, 2018	By:	/s/ Julian Lin
Name: Julian Lin
Title: President

FIRST QUARTER NEWS RELEASE

Investor relations contact:	Please refer to the Nam Tai website (www.namtai.com)
Mr. Kevin McGrath	or the SEC website (www.sec.gov) for Nam Tai press releases
Managing Partner of Cameron Associates	and financial statements.
Tel.:212.245.4577
E-mail: kevin@cameronassoc.com

NAM TAI PROPERTY INC.

Reports Q1 2018 Results

SHENZHEN, PRC – April 30, 2018 – Nam Tai Property Inc. (“Nam Tai” or the “Company”) (NYSE Symbol: NTP) today announced its unaudited results for the first quarter ended March 31, 2018.

KEY HIGHLIGHTS

(In thousands of US dollars, except per share data, percentages and as otherwise stated)

	Quarterly Results
	Q1 2018	Q1 2017	YoY(%) (b)
Operation income	$—	$594	(100)
Net operation income	$—	$594	(100)
% of operation income	—	100.0%
Operating loss	$(9,116)	$(1,390)	—
% of operation income	—	(234.0%)
per share (diluted)	$(0.24)	$(0.04)	—
Net income (a)	$2,568	$1,814	42
% of operation income	—	305.4%
Basic income per share	$0.07	$0.05	40
Diluted income per share	$0.07	$0.05	40
Weighted average number of shares (’000)
Basic	37,669	36,466
Diluted	38,527	36,990

Notes:

(a)

Net income for the three months ended March 31, 2018 mainly included a gain of $6.8 million on disposal of property located in Hong Kong and exchange gain of $3.3 million as a result of the appreciation of Renminbi against the US dollar in the first quarter of 2018 and interest income of $1.5 million earned from time deposits; but partly offset by general and administrative expenses of $9.1 million, which mainly included accrual of compensation for loss of office of $3.7 million for the anticipated retirement of a senior manager and option expenses of $1.4 million for certain new officers and employees, salary & benefits of $1.8 million, depreciation of $1.0 million and audit and legal & professional fees of $0.6 million.

(b)	Percentage change is not applicable if either of the two periods contains a loss.
(c)

Capitalization on project investment was $2.0 million for the first quarter of 2018, our accumulated project investment was $56.2 million up to March 31, 2018, which was recorded under the account of real estate properties under development in the balance sheet as of March 31, 2018.

(d)

This information has been published on the Company’s website http://www.namtai.com/investors#investors/quarterly_earnings under the quarterly earnings report of the first quarter of 2018 on page 7, Condensed Consolidated Statements of Comprehensive Income.

SUPPLEMENTARY INFORMATION (UNAUDITED) IN THE FIRST QUARTER OF 2018

Key Highlights of Financial Position

	As of March 31,	As of December 31,	As of March 31,
	2018	2017	2017
Cash, cash equivalents and short term investments	$173.2 million(a) (b)	$165.2 million	$182.7 million
Ratio of cash(c) to current liabilities	10.61	9.32	18.15
Current ratio	10.94	9.61	20.47
Ratio of total assets to total liabilities	16.67	14.79	24.79
Return on equity	4.1%	1.6%	3.1%
Ratio of total liabilities to total equity	0.06	0.07	0.04

Notes:

(a)

Compared to December 31, 2017, the increase of $8.0 million in the cash, cash equivalents and short-term investments was mainly due to the proceeds of $9.7 million from selling an office property in Hong Kong, exchange gain of $5.8 million as a result of the appreciation of Renminbi against the US dollar during the three months ended March 31, 2018, and proceeds of $1.4 million from shares issued upon the exercise of certain share options; offset in part by $4.3 million used for land development projects that was recorded under the item real estate properties under development in the balance sheet as of March 31, 2018 and a decrease of $2.6 million for dividend payment.

(b)

Compared to March 31, 2017, the decrease of $9.5 million in the cash, cash equivalents and short-term investments was mainly due to $14.9 million used for land development projects that was recorded under the item real estate properties under development in the balance sheet as of March 31, 2018, the payments of $13.4 million for new office premises and the payments of $10.3 million for dividend payment; offset in part by the exchange gain of $14.2 million as a result of the appreciation of Renminbi against the US dollar from March 31, 2017 to March 31, 2018, the proceeds of $9.7 million from selling an office property in Hong Kong, and proceeds of $7.9 million from shares issued upon the exercise of certain share options.

(c)

Cash in the financial ratio included cash, cash equivalents and short-term investments in the amount of $173.2 million, $165.2 million and $182.7 million as of March 31, 2018, December 31, 2017 and March 31, 2017, respectively.

OPERATING RESULTS

Operating loss for the first quarter of 2018 was $9.1 million, an increase of $7.7 million, compared to operating loss of $1.4 million in the first quarter of 2017, when there was rental income derived from our land and buildings located in Gushu, Shenzhen, prior to the expiration of its lease agreement in October 2017, to offset the operating loss.

Net income for the first quarter of 2018 was $2.6 million compared to a net income of $1.8 million in the first quarter of 2017. Net income for the first quarter of 2018 mainly consisted of a gain of $6.8 million on disposal of an office property in Hong Kong, exchange gain of $3.3 million as a result of the appreciation of Renminbi against the US dollar in the first quarter of 2018, interest income of $1.5 million earned from time deposits; offset in part by general and administrative expenses of $9.1 million that mainly included accrual of compensation for loss of office of $3.7 million for the anticipated retirement of a senior manager and option expenses of $1.4 million for certain new officers and employees, salary & benefits of $1.8 million, depreciation of $1.0 million and audit, legal & professional fees of $0.6 million. Net income for the first quarter of 2017 mainly consisted of interest income of $2.5 million earned from time deposits, exchange gain of $0.8 million as a result of the appreciation of Renminbi against the US dollar in the first quarter of 2017, and net operation income of $0.6 million; offset in part by general and administrative expenses of $2.0 million that mainly included salary & benefit of $1.0 million, option expenses of $0.2 million, and audit, legal & professional fees of $0.2 million. Net income per diluted share for the first quarter of 2018 was $0.07 compared to net income per diluted share of $0.05 for the first quarter of 2017.

As the majority of our assets are denominated in Renminbi, the translation of Renminbi denominated assets to US dollars for reporting purposes has resulted in foreign exchange gain for the three months ended March 31, 2018. Due to the fluctuation of exchange rate for Renminbi against the US dollar, foreign exchange gain for the three months ended March 31, 2018 was $3.3 million, or approximately 126.7% of the amount of our net income for this period. However, since the majority of our payment obligations are also denominated in Renminbi, we do not expect the movement of Renminbi against the US dollar to materially or adversely impact our business. Nevertheless, investors should consider that the purchasing power of US dollar figures for cash and cash equivalents and other short-term investments is not identical from period to period.

Capitalization on project investment was $2.0 million for first quarter of 2018, our accumulated project investment was $56.2 million up to March 31, 2018, which was recorded under the item real estate properties under development in the balance sheet as of March 31, 2018.

Our business of land development is currently in the preparatory stage where it takes time to apply for the relevant licenses and permits from the PRC government. During this preparatory stage of the land development, our only sources of income are from limited deposit interest; therefore, we expect to continue to incur operating losses as long as we are in this stage.

Please see page 7 of the Company’s Condensed Consolidated Statements of Comprehensive Income for further details. This information has also been published on the Company’s website at http://www.namtai.com/investors#investors/quarterly_earnings in the quarterly earnings report of the first quarter of 2018 on page 7, Condensed Consolidated Statements of Comprehensive Income.

COMPANY OUTLOOK

The development of Nam Tai Inno Park in Guangming, Shenzhen, and Nam Tai Inno City in Gushu, Shenzhen, continues to proceed smoothly.

The construction of Nam Tai Inno Park continued with the excavation of its foundation and settlement of piles during the first quarter of 2018. The Company plans to select two main construction contractors in May of 2018, which, in turn, would allow the Company to receive the Construction Permit for the Main Structure as the next step. In any event, the Company will announce each of these important milestones in due course.

On April 10, 2018, the Company also announced the receipt of RMB1.2 billion ($184 million) credit facility from China Construction Bank to support the development of the Nam Tai Inno Park Project (the “Inno Park Financing Package”) beyond the $173.2 million of cash, cash equivalents and short-term investments that the Company had on hand as of March 31, 2018. The Inno Park Financing Package is a part of the Strategic Cooperation Agreement that the Company entered into with China Construction Bank on August 18, 2016, where China Construction Bank planned to offer a total credit facility of up to RMB5.0 billion to the Company over a five years period for various projects, including Nam Tai Inno City as the next project. With the construction financing for Nam Tai Inno Park project secured, the Company will now focus on building Nam Tai Inno Park into a high-tech research & development center.

For Nam Tai Inno City, after splitting the development into Phase I and Phase II to cover the eastern and western sections, respectively, the Company continued with the demolition of its old factory buildings located on the eastern section in the first quarter of 2018. The Company currently focuses its development efforts on redesigning the complex to maximize its value based on the latest market outlook. The Company continues to follow its plan of development and expects to receive the Land Use Permit in June 2018 and Land Use Right Certificate in August 2018 for Phase I of Nam Tai Inno City. For Phase II of Nam Tai Inno City, as the Company now expects to receive its Construction Permit for the Main Structure around July 2020, the Company may look for ways to increase its utilization prior to the start of the construction.

For our Hong Kong office property, we sold it to our Chairman, Mr. Koo, for $9.7 million on February 12, 2018, after our Audit Committee reviewed two valuation reports prepared by two independent appraisers and our Board of Directors approved the transaction price.

As for the Wuxi facilities, the Company continues to search for both potential buyers or renters, with the primary focus on rental.

Following below are summaries of our Nam Tai Inno Park and Nam Tai Inno City projects:

Part I: Gross Floor Areas for the Two Projects:

	Inno Park		Inno City
	(In square meters, except plot ratios)
Land area	103,739		52,625
Plot ratios	2.59		6.00
	Office	175,406	Office + Soho	187,880
	Apartment	61,000	Apartment	48,300
Gross floor area (GFA)	Commercial	28,594	Commercial	25,000
	Other	4,159	Other	7,200
		269,159		268,380
Underground floor area	62,673		80,000
Total construction floor area (CFA)		331,832		348,380
Remark	The above figures are subject to adjustment upon the final approval of the relevant authorities in China.

Part II: Timetable for the Two Projects:

	Main Certificates	Estimated Completion Date
		Inno Park	Inno City Phase I	Inno City Phase II	2017	2018	2019	2020	2021	2022	2023
A	Land Use Permit	Obtained June 2015	June 2018	Oct. 2019
B	Land Use Right Certificate	Obtained Sep. 2015	Aug. 2018	Dec. 2019
C	Construction Planning Permit	Obtained Aug. 2017	Dec. 2018	June 2020
D1	Early Construction Permit for Pile Foundation	Obtained May 2017	N/A	N/A
D2	Construction Permit for the Main Structure	May 2018	Jan. 2019	July 2020
D3	Construction Acceptance Certificate for the Main Structure	Oct. 2019	Oct. 2020	Feb. 2022
D4	Construction Completion	Oct. 2020	Nov. 2021	May 2023
E	Property Ownership Certificate	Oct. 2020	Nov. 2021	May 2023

Remarks	1. represent “Inno Park”, while represent “Inno City – Phase I” and represent “Inno City – Phase II”.
2. The construction of “Inno Park” has commenced from April 2017
3. The construction of “Inno City” is expected to commence before December 2018.

Part III: Budgetary Estimate for the Two Projects:

	Total Cost	Inno Park	Inno City
		(US$ in million)
1	Construction Cost	312	415
2	Operation Cost	69	43
	Total	$ 381	$ 458

	Remark

The $839 million Schematic Design Estimation was prepared by our quantity surveyor. This estimate will be used by us for cost control purposes to monitor the costs of design, construction, and other operations.

This estimation does not include the costs of marketing and interior furnishing and makes no adjustment for inflation or financing costs. If the developed properties are offered for sale, the costs would also have to include payment for land appreciation tax.

Potential Risks in Our Business

We currently derive a majority of our income from interest income. Since 2016, we have seen a stabilizing trend on the benchmark interest rates in China. However, due to the current economic conditions in China, we expect the People’s Bank of China (“PBOC”) to keep Renminbi-denominated official time deposit interest rates in China at a low level throughout 2018. We expect to continue to incur operating losses in the second quarter of 2018 and beyond. With this lower interest rate environment and continued decrease in our level of deposit, we expect our income offset against these operating losses to materially decrease in future periods, which will accelerate the current decline of our cash and cash equivalents and other short-term investments.

We have only become a real estate developer after our electronic manufacturing businesses ceased in 2014. To ensure our successful transformation, we have engaged external advisors and sought potential strategic partners and investors, including Kaisa, to support our projects. We cannot assure you our efforts will be sufficient enough to carry out a transformation of this magnitude. Our Chairman, Mr. Koo, is 74 years old. In accordance with our restructuring plan, Mr. Koo has begun his transition towards retirement in anticipation of age and health issues, including the appointment of Mr. Ying Chi Kwok as our Chief Executive Officer and Ms. Yu Zhang, in his place, as our Chief Financial Officer. We cannot assure you that our restructuring plan can be carried out smoothly, or that any successor will be able to manage our Company as effectively.

As the majority of our assets are denominated in Renminbi, the translation of Renminbi-denominated assets to US dollars for our reporting purposes has resulted in a foreign exchange gain in this quarter. As such, we do expect to see fluctuations in the reporting of foreign exchange loss/gain in the financial statements due to the movement of Renminbi against the US dollar. However, as a majority of our payments are in Renminbi, we also do not expect the movement of Renminbi against the US dollar to adversely impact our business. Nevertheless, investors should consider that the purchasing power of US dollar figures for cash and cash equivalents and other short-term investments is not identical from period to period.

In order for the projects to proceed smoothly, we will need to access additional funding. To do so, the Company will negotiate loans and credit lines with financial banks to source funds needed to assist in future development of the projects. These debt instruments often contain covenants limiting our flexibility in operating our business and can contain requirements that we meet certain milestones in our project development. While we have obtained the Inno Park Financing Package to support our financing in part, there can be no assurance that we can continue to enter into these instruments with financial institutions successfully or that, if we do, we will be able to comply with the covenants or milestones these instruments may require. Failure to enter into these loans or credit lines or to comply with any terms required by this funding may delay our developments as we seek alternative sources of funding or prevent us from completing the developments entirely.

As of March 31, 2018, we have a total cash balance of $173.2 million and no debt. With our current cash position and the receipt of the Inno Park Financing Package after the conclusion of the first quarter, we believe our finances remain sufficient to fund the initial stages of these property development projects for the construction of the main structure of Nam Tai Inno Park as currently planned. All of our land development related applications are subject to government policies and regulations in the real estate market. As this is our first venture into the land development projects, we may encounter industry-specific difficulties that result in losses as we progress with our projects in Shenzhen. As we are currently in the planning stage of our property projects, and can only generate limited interest income from cash deposits, we will continue to record operating losses. Cash on hand is expected to drop continuously, but most of the incurred expenditures related to construction will be for project development, which will be capitalized as real estate properties under development (non-current asset) on our balance sheet. For more information on risks in our business, please refer to the Risk Factors section of our 2017 Annual Report on Form 20-F as filed with the SEC and on our website.

According to our project development plan, project investment for the second quarter of 2018 is estimated to be $37.8 million, and project investment for the year of 2018 is estimated to be $153.5 million.

The information contained in or that can be accessed through the website mentioned in this announcement does not form part of this announcement.

PAYMENT OF QUARTERLY DIVIDENDS FOR 2018

As announced on October 30, 2017, the Company set the payment schedule of quarterly dividends for 2018. The dividend for the first quarter of 2018 was paid on April 20, 2018.

The following table updates the previously announced schedule for declaration and payment of quarterly dividends in 2018.

Payment	Record Date	Payment Date	Dividend (per share)	Status
Q1 2018	December 31, 2017	January 19, 2018	$0.07	Paid
Q2 2018	March 31, 2018	April 20, 2018	$0.07	Paid
Q3 2018	June 30, 2018	July 20, 2018	$0.07
Q4 2018	September 30, 2018	October 19, 2018	$0.07
Full Year 2018			$0.28

The Company’s decision to continue making dividend payments in 2018 as set out and confirmed in the above table does not necessarily mean that cash dividend payments will continue thereafter or at the same amount. Whether future dividends after 2018 are to be declared will depend upon Company’s future growth and earnings at each relevant period, of which there can be no assurance, and the Company’s cash flow needs for business operations and transformation. Accordingly, there can be no assurance that cash dividends on the Company’s common shares will be declared beyond those declared for 2018, and we also cannot assure you what the amounts of such dividends will be or whether such dividends, once declared for a specific period, will continue for any future period, or at all.

PROPOSED SCHEDULE FOR RELEASE OF QUARTERLY FINANCIAL RESULTS FOR 2018

To maintain the efficiency of delivering the Company’s quarterly financial results to the market, the Company’s management has decided to follow approximately the same schedule of 2017 to release the quarterly financial results for 2018. Details of the expected quarterly release dates are as follows:

Announcements of Financial Results

Quarter	Date of release
Q1 2018	April 30, 2018 (Monday)
Q2 2018	July 30, 2018 (Monday)
Q3 2018	November 5, 2018 (Monday)
Q4 2018	January 28, 2019 (Monday)

FORWARD-LOOKING STATEMENTS AND FACTORS THAT COULD CAUSE OUR SHARE PRICE TO DECLINE

Certain statements included in this press release, other than statements of historical fact, are forward-looking statements. Forward-looking statements generally can be identified by the use of forward-looking terminology such as “may”, “will”, “expect”, “intend”, “estimate”, “anticipate”, “plan”, “seek”, “believe” or “timetable”. These forward-looking statements, which are subject to risks, uncertainties, and assumptions, may include projections of our future financial performance based on our growth strategies and anticipated trends in our business. These statements are only predictions based on our current expectations about future events. There are important factors that could cause our actual results, level of activity, performance, or achievements to differ materially from the results, level of activities, performance, or achievements expressed or implied by the forward-looking statements, including, but not limited to, delay in the Company’s ability to obtain all requisite permits and approvals from relevant government authorities in relation to the redevelopment of two parcels of properties in Guangming, Shenzhen, and Gushu, Shenzhen, respectively, and the successful redevelopment of the two parcels of properties into Nam Tai Inno Park and Nam Tai Inno City; the sufficiency of the Company’s cash position and other sources of liquidity to fund its property developments; continued inflation and appreciation of the Renminbi against the US dollar; rising labor costs in China and changes in the labor supply and labor relations. In particular, you should consider the risks outlined under the heading “Risk Factors” in our most recent Annual Report on Form 20-F and in our Current Report filed on Form 6-K from time to time. The Company’s decision to continue dividend payments in 2018 does not necessarily mean that dividend payments will continue thereafter. Whether future dividends will be declared depends upon the Company’s future growth and earnings, of which there can be no assurance, as well as the Company’s cash flow needs for further expansion. Accordingly, there can be no assurance that cash dividends on the Company’s common shares will be declared beyond those declared for 2018, what amount those dividends may be or whether such dividends, once declared for a specific period, will continue for any future period, or at all; and whether we will purchase any of our shares in the open markets or otherwise. Although we believe the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, level of activity, performance, or achievements. You should not rely upon forward-looking statements as predictions of future events. These forward-looking statements apply only as of the date of this press release; as such, they should not be unduly relied upon as circumstances change. Except as required by law, we are not obligated, and we undertake no obligation, to release publicly any revisions to these forward-looking statements that might reflect events or circumstance occurring after the date of this release or those that might reflect the occurrence of unanticipated events.

ABOUT NAM TAI PROPERTY INC.

We are a real estate developer. We hold two parcels of land located in Guangming and Gushu, Shenzhen, China. We are converting these two parcels of land that formerly housed the manufacturing facilities of our prior businesses into high-tech research and development centers, Nam Tai Inno Park and Nam Tai Inno City. We expect our principal income in the future will be derived from rental income from these research and development centers. Nam Tai Property Inc. is a corporation registered in the British Virgin Islands and listed on the New York Stock Exchange (Symbol: “NTP”).

NAM TAI PROPERTY INC.

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (UNAUDITED)

FOR THE PERIODS ENDED MARCH 31, 2018 AND 2017

(In Thousands of US dollars except share and per share data)

	Three months ended March 31,
	2018	2017
Operation income (1)	$—	$594
Net operation income	—	594
Costs and expenses
General and administrative expenses	9,116	1,984
	9,116	1,984
Operating loss	(9,116)	(1,390)
Other income, net (2)	3,449	728
Interest income	1,507	2,476
Gain on disposal of property	6,763	—
Write off of demolished building	(35)	—
Income before income tax	2,568	1,814
Consolidated net income	$2,568	$1,814
Functional currency translation adjustment	6,038	540
Other comprehensive income(3)	6,038	540
Consolidated comprehensive income (4)	$8,606	$2,354
Income earnings per share
Basic	$0.07	$0.05
Diluted	$0.07	$0.05
Weighted average number of shares (’000)
Basic	37,669	36,466
Diluted	38,527	36,990

Notes:

(1)	The property at Phase II in Gushu has been rented to a third party lessee with a term of three and a half years ending in October 2017.
(2)	Other incomes, net, include an exchange gain of $3.3 million for the three months ended March 31, 2018.
(3)	An increase in other comprehensive income due to foreign exchange translation.
(4)

Consolidated net income for the three months ended March 31, 2018 mainly include gain of $6.8 million on disposal of an office property in Hong Kong, exchange gain of $3.3 million as a result of the appreciation of Renminbi against the US dollar in the first quarter of 2018 and interest income of $1.5 million earned from time deposits; but partly offset by general and administrative expenses of $9.1million which mainly included accrual of compensation for loss of office of $3.7 million for the anticipated retirement of a senior manager and option expenses of $1.4 million for certain new officers and employees, salary & benefits of $1.8 million, depreciation of $1.0 million and audit, legal & professional fees of $0.6 million.

NAM TAI PROPERTY INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

AS AT MARCH 31, 2018 AND DECEMBER 31, 2017

(In Thousands of US dollars)

	March 31, 2018	December 31, 2017
	(Unaudited)	(Audited)
ASSETS
Current assets:
Cash and cash equivalents(1)	$169,892	$165,173
Short term investments(1)	3,344	—
Prepaid expenses and other receivables	5,487	5,100
Total current assets	178,723	170,273
Long term investments	2,408	2,319
Real estate properties under development, net(2)	56,193	52,460
Property, plant and equipment, net	34,940	36,976
Other assets	—	49
Total assets	$272,264	$262,077
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$3,189	$5,705
Accrued expenses and other payables	5,211	1,500
Dividend payable	7,933	10,514
Total current liabilities	16,333	17,719
EQUITY
Shareholders’ equity:
Common shares	377	376
Additional paid-in capital	252,869	249,856
Retained earnings	2,497	(24)
Accumulated other comprehensive income (loss)(3)	188	(5,850)
Total shareholders’ equity	255,931	244,358
Total liabilities and shareholders’ equity	$272,264	$262,077

Note:

(1)

According to the definition of “Balance Sheet” under the Financial Accounting Standard Board (“FASB”) Accounting Standards Codification (“ASC”) 210-10-20, cash equivalents are short-term, highly liquid investments that are readily convertible to cash. Only investments with original maturities of three months or less when purchased qualify under that definition. Therefore, the fixed deposits maturing over three months in amount of $3.3 million and nil as at March 31, 2018 and December 31, 2017, respectively, are not classified as cash and cash equivalents but are separately disclosed as short-term investments in the balance sheet.

(2)	Capitalization on project investment was $2.0 million for the first quarter of 2018, our accumulated project investment was $56.2 million up to March 31, 2018.
(3)	Accumulated other comprehensive income (loss) represented foreign currency translation adjustment.

NAM TAI PROPERTY INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

FOR THE PERIODS ENDED MARCH 31, 2018 AND 2017

(In Thousands of US dollars)

	Three months ended March 31,
	2018	2017
CASH FLOWS FROM OPERATING ACTIVITIES
Consolidated net income	$2,568	$1,814
Adjustments to reconcile consolidated net income to net cash provided by operating activities:
Depreciation and amortization of property, plant and equipment, land use rights and other assets	1,015	76
Gain on disposal of property, plant and equipment	(6,956)	(19)
Write off demolished building	35	—
Share-based compensation expenses	1,366	240
Unrealized exchange gain	(3,124)	(221)
Changes in current assets and liabilities:
Increase in prepaid expenses and other receivables	(302)	(242)
Increase in accrued expenses and other payables	3,585	276
Total adjustments	(4,381)	110
Net cash (used in) provided by operating activities	$(1,813)	$1,924
CASH FLOWS FROM INVESTING ACTIVITIES
Payments for real estate properties under development	$(4,329)	$(1,405)
Purchase of property, plant & equipment	(501)	(116)
Decrease in deposits for real estate properties under development	19	20
Increase in deposits for purchase of property, plant and equipment	(61)	(217)
Proceeds from disposal of property, plant and equipment	9,706	19
Proceeds from disposal of demolished building	197	—
Proceeds from disposal of other asset	50	—
Increase in short term investments	(3,344)	(19,891)
Net cash provided by (used in) investing activities	$1,737	$(21,590)
CASH FLOWS FROM FINANCING ACTIVITIES
Cash dividends paid	$(2,629)	$(2,551)
Proceeds from shares issued for option exercise	1,384	403
Net cash used in financing activities	$(1,245)	$(2,148)
Net decrease in cash and cash equivalents	$(1,321)	$(21,814)
Cash and cash equivalents at beginning of period	165,173	94,558
Effect of exchange rate changes on cash and cash equivalents and short term investments	6,040	440
Cash and cash equivalents at end of period	$169,892	$73,184

NAM TAI PROPERTY INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIODS ENDED MARCH 31, 2018 AND 2017

(In Thousands of US dollars)

1.

These financial statements, including the consolidated balance sheet as of December 31, 2017, which was derived from audited financial statements, do not include all of the information and notes required by U.S. Generally Accepted Accounting Principles for complete financial statements and should be read in conjunction with the consolidated financial statements and accompanying notes included in the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2017.

2.

In the opinion of management, all adjustments (consisting of normal, recurring adjustments) considered necessary for a fair presentation have been included. Operating results for the interim periods presented are not necessarily indicative of the results that may be expected for the full year ended December 31, 2017.

3.

Accumulated other comprehensive income (loss) represents foreign currency translation adjustments. The consolidated comprehensive income was $8,606 and $2,354 for the three months ended March 31, 2018 and 2017.

4.	A summary of the operation income, other income, net, net income and long-lived assets by geographical areas is as follows:

	Three months ended March 31,
	2018	2017
OPERATION INCOME WITHIN:
-PRC, excluding Hong Kong	$—	$594
OTHER INCOME, NET:
- Gain on exchange difference	$3,254	$847
- Loss from Wuxi operations	—	(166)
- Others	195	47
Total other income, net	$3,449	$728
NET INCOME FROM OPERATIONS WITHIN:
- PRC, excluding Hong Kong	$(1,881)	$(328)
- Hong Kong	4,449	2,142
Total net income	$2,568	$1,814

	March 31, 2018	December 31, 2017
LONG-LIVED ASSETS WITHIN:
- Real estate properties under development in PRC, excluding Hong Kong	$56,193	$56,460
- Property, plant and equipment in PRC, excluding Hong Kong	34,865	33,894
- Hong Kong	75	3,082
Total long-lived assets	$91,133	$89,436